ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105
Fax: +49 36 41/ 220-117
e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer


08005682

Our ref.: JB/Mtr
Date: 2008-09-24

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press release	2008-09-12

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.

Jens Brajer
Director Corporate Affairs

Lydia Fischer
Assistant Corporate Affairs



CARL ZEISS MEDITEC

Carl Zeiss Meditec at the ESCRS 2008: Look forward!

Company presents its forward-oriented range of solutions

(Jena, September 12th, 2008) Look forward – this is Carl Zeiss Meditec's motto for the leading European Congress for Ophthalmology ESCRS (European Society of Cataract and Refractive Surgeons). "In the last five years Carl Zeiss Meditec has experienced remarkable development. We've turned into an integrated medical technology company with twelve locations and more than 2000 employees worldwide. And we are now looking forward to maximising the dynamic innovative force which forms the basis of our strong reputation by harnessing the synergies of the extended company. Look forward - applies not only to us but also to our customers. Together with physicians we are pressing ahead with rapid developments in surgical ophthalmology. We will be taking a further step into the future for our customers with first-rate new products which fit seamlessly into our integrated range of solutions," said Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec, explaining the company's strategy at this year's congress.

Carl Zeiss Meditec is using congresses such as the ESCRS, to be held from 13 to 17 September 2008 in Berlin (Germany), not only to present the major new developments; the company will also be offering doctors and media representatives the opportunity to discuss urgent medical issues and possible solutions to these challenges in an informed environment. Numerous wetlabs and scientific workshops will be serving as discussion forums alongside the innovation symposium. There will be demonstration operations performed by leading surgeons which can be monitored live on screens. In its "Meet the Experts" series, internationally recognised specialists will be reporting on their experience with Carl Zeiss Meditec products.

The latest generations of intraocular lenses (IOLs) are just some of the new products. With incisions of less than 1.5 mm, Acri.LISA® and Acri.LISAtoric are the first intraocular lenses for true micro incision (MICS) refractive cataract surgery in the world. "These toric and multifocal IOLs are our response to the continually rising demands patients place on their eye

Press Release



CARL ZEISS MEDITEC

surgeons. The technique of microincision dissolves the boundaries between cataract and refractive surgery. In the Acri.LISA® we have brought surgeons' dream of avoiding astigmatism during the procedure one step closer, and are giving the patients the possibility of a life free from spectacles," says Dr. Kaschke, explaining the benefits of this groundbreaking achievement. "We are convinced that offering the complete premium IOL portfolio will put the company at the forefront of microincision surgery".

The IOLMaster is used for eye measurement and has successfully established itself on the market over the last ten years. A new, optimised version will be presented at the ESCRS, setting a new benchmark in biometry. The latest generation allows ophthalmologists and their patients to make even more precise and individualised preparation for artificial lens implantation.

The OPMI Lumera is a surgical microscope which was developed specifically for ophthalmic surgery. Ever since its launch it has received an overwhelmingly positive response from specialists. Thanks to its patented SCI™ technology, high-contrast details in the eye can now be discerned with an unprecedented depth of field. Physicians receive further workflow support in the OR in the form of an information and documentation system specially developed for eye surgery. This is about to receive its European launch at the ESCRS. CALLISTO Eye will present operation-related data at the push of a button. Work loads will fall, information security will rise. CALLISTO Eye also allows the entire operation to be documented in the form of a video recording, i.e. each step before, during and after the operation can be reviewed and reproduced.

In Berlin Carl Zeiss Meditec will be celebrating the first anniversary of the installation of the innovative VisuMax® femtosecond laser in the private practices of refractive surgeons. In combination with the high-end MEL 80™ excimer laser and the CRS-Master®, the VisuMax® forms a perfectly integrated family of devices for refractive surgery. The system has now been installed in practices al over the world and has received exceptionally positive assessments from users. The ESCRS will also see the unveiling of the new MEL 80™ Eye Tracker with a sample rate of 1kHz. This reduces



CARL ZEISS MEDITEC

the reaction time of the Eye Tracker by half and optimises the correct positioning of the laser spot. Further applications of the VisuMax laser system are in preparation. Initial study reports have now been published and the new applications can be discussed with experts in Berlin.

A major new diagnostic device is the optical coherence tomographer Cirrus™ HD-OCT, exploiting the full potential of spectral domain technology. Quick and easy to operate, it provides unique views of the retina thanks to precision segmentation algorithms and high quality live images, thereby forming the best possible basis for reliable diagnosis and treatment decisions for retinal disorders.

The ESCRS (European Society of Cataract and Refractive Surgeons) is an association of European eye surgeons which is at the cutting edge of developments in surgery on the anterior part of the eye. The society, founded in 1991, counts 4,000 members from 90 countries worldwide. ESCRS congresses meanwhile make a vital contribution to the exchange of specialized knowledge and expertise between eye specialists.

Press Release



CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Cirrus™ HD-OCT and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and

Press Release



CARL ZEISS MEDITEC

France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Kerstin Nössig/ Public Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 – 1 12

E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105

Fax: +49 36 41/ 220-117

e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-09-24

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press release	2008-09-11

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.





Jens Brajer
Director Corporate Affairs

Lydia Fischer
Assistant Corporate Affairs


ZEISS

Carl Zeiss Meditec: Largest base of optical coherence technology worldwide with more than 10.000 units installed

Most widely adopted diagnostic platform helps eye care providers to identify and monitor retina, glaucoma and cataract diseases

(Jena, September 11th, 2008) Carl Zeiss Meditec, a leading company of complete ophthalmic solutions and visualization systems for Neuro/ENT surgery, today announced that it has placed more than 10,000 optical coherence tomography (OCT) platforms worldwide, the largest OCT portfolio on the market today. These units include the Cirrus™ HD-OCT, the Stratus OCT™ and the Visante™ OCT, a technology suite that encompasses imaging capabilities for both the front and the back of the eye, identifies all major categories of eye diseases and supports all ophthalmic and optometric specialties. Cumulatively, these devices capture more than 100,000 visual images per day, providing eye care professionals with critical details about the tissues and structures that lie deep inside the eye.

"From the time that we set out to develop the first OCT platform, we intended to revolutionize the ophthalmic diagnostic industry," said Carmen A. Puliafito, MD, MBA, one of the original researches on the OCT patent. "OCT technology provides clinicians with images of the eye that no other platform can provide. It is an indispensable tool for the retina practice and pivotal for determining which patients to treat and which intervention to provide, whether pharmacologic or surgical. OCT is especially important to monitor the effectiveness of the new AMD drugs that are entering the market."

Carl Zeiss was the first to commercialize OCT technology for ophthalmology, pioneering this market in 1995. In 2002, Carl Zeiss Meditec introduced Stratus OCT™, which became a gold standard product with more than 8,000 units in the marketplace today. The largest body of OCT clinical data, a library of more than 2,000 peer reviewed articles and more than 100 US studies, have been published about Stratus OCT™. Five


ZEISS

CARL ZEISS MEDITEC

years later, Carl Zeiss Meditec launched Cirrus™ HD-OCT, the first in its category to deliver high-definition 3D maps.

"As one of the innovators of biomedical OCT, I find it so rewarding to see the technology continue to evolve and grow," said James G. Fujimoto, PhD, the key scientist on the original OCT patent. Dr. Fujimoto was the first to use the low coherence light source with a Michelson interferometer in order to create the fundamental scans that comprise the OCT images.

In addition to its three major OCT systems, Carl Zeiss Meditec continues to develop powerful software tools to maximize the efficiency and longevity of its OCT technology. New glaucoma and retina imaging applications for Cirrus™ HD-OCT provide the most detailed scan patterns and layer maps available for identifying retinal and glaucoma disease characteristics, and monitoring disease progression. Guided Progression Analysis™ (GPA) software for Stratus OCT™ accurately predicts a patient's stage of disease, rate of progression and risk of future vision loss by measuring statistically significant change.

"OCT has become an essential instrument for glaucoma detection and analysis," said Joel S. Schuman, MD, a glaucoma specialist and one of the original researchers on the OCT patent. "With an aging population comes an increased prevalence of glaucoma. The highly accurate images from OCT platforms allow clinicians to better monitor their patients' glaucoma progression and disease state, enabling them to preserve as much vision as possible."

Optical coherence tomography (OCT) is an imaging method that uses light to scan the retina, and can be performed on undilated pupils as small as 3 mm in diameter. It provides detailed, real-time information about the structure of the living eye available to the clinician. Using light to scan the retina and optic disc, this pioneering technology brought new clinical tools for the diagnosis and management of retinal disease and glaucoma.



CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Cirrus™ HD-OCT and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan

Press Release


ZEISS

CARL ZEISS MEDITEC

(Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Kerstin Nössig/ Public Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 1 12

E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END